UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly Held Company
Corporate Taxpayer’ ID  # 60.746.948/0001-12

Material Fact

Complementary Interest on Own Capital

The Board of Directors of this bank, in a meeting held today, approved the Board of Executive Officers’ proposal for the payment to the Company’s shareholders of Complementary Interest on Own Capital related to 2011, in the amount of R$2,309,800,000.00, consisting ofR$0.576206221 per common share and R$0.633826844 per preferred share.

The shareholders  registered in the Company’s Books on this date will be benefited. The Company’s shares will be traded “ex-right” on Complementary Interest from December 13th, 2011 on.

The payment will be made on March 8th, 2012  in the net amount of R$0.489775288 per common share and R$0.538752817 per preferred share, already net of Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax, which shall receive the declared amount.

The Complementary Interest approved represents, approximately, 39.6 times the monthly Dividends amount paid and, net of Withholding Income Tax, 33.7 times the same Dividends.

The referred Interest related to the shares in the custody of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange) will be paid to the referred BM&FBOVESPA S.A., which will transfer them to the shareholders through the Depository Agents.

Below, the demonstrative table of the values paid and to be paid related to 2011:

In R$

Monthly Dividends paid	596,769,624.30
Intermediary Interest of the 1st half paid	624,187,246.15
Subtotal – Paid Value	1,220,956,870.45
Monthly Dividends to be paid on January 2nd, 2012	58,287,290.02
Complementary Interest to be paid on March 8th, 2012	2,309,800,000.00
Total	3,589,044,160.47

Per share in R$

Type	Monthly Dividends(*)	Intermediary Interest of the 1st half	Complementary Interest	Total
Common	0.163918700	0.155520588	0.576206221	0.895645509
Preferred	0.180310572	0.171072647	0.633826844	0.985210063
(*) On August 29th , 2011 was approved the increase of 10% of the amount of the monthly dividends, paid per share from October 2011 on.

The Interest paid will be computed, net of Withholding Income Tax, in the calculation of mandatory Dividends of the fiscal year, as provided in the Bylaws.

The Company may, based on the result to be determined at the end of the fiscal year of 2011, distribute new Interest and/or Dividends to the shareholders.

Cidade de Deus, Osasco, SP, December 12th, 2011

Banco Bradesco S.A.

•      Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.bror Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 14, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.